Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated July 6, 2020

Registration Nos. 333-225723 and 333-225723-01

Vale prices US$ 1.5 billion notes due 2030

Rio de Janeiro, July 6, 2020 – Vale S.A. (“Vale”) hereby announces the pricing of the offering by its wholly-owned subsidiary Vale Overseas Limited (“Vale Overseas”) of US$1,500,000,000 3.750% Guaranteed Notes due July 2030 guaranteed by Vale.

The notes will bear a coupon of 3.750% per year, payable semi-annually, and were sold at a price of 99.176% of the principal amount. These notes will mature on July 8, 2030 and were priced with a spread of 317.1 basis points over U.S. Treasuries, resulting in a yield to maturity of 3.850%.

The notes are rated BBB- negative by Standard & Poor’s Rating Services, Ba1 stable by Moody’s Investor Services, BBB- stable by Fitch Ratings and BBBL stable by DBRS Morningstar. The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guaranty will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale intends to apply the net proceeds from the offering for general corporate purposes.

BB Securities Limited, Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc. and SMBC Nikko Securities America, Inc. are acting as joint lead managers and joint bookrunners.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling BB Securities Limited at +44 (207) 367 5800 (collect); Citigroup Global Markets Inc. at + 1 (800) 831-9146 (US toll free); Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030 (US toll free); Mizuho Securities USA LLC at +1 (866) 271-7403 (US toll free); MUFG Securities Americas Inc. at +1 (877) 649-6848 (US toll free); or SMBC Nikko Securities America, Inc. at +1 (888) 868-6856 (US toll free).

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.